Exhibit (a)(5)(iii)

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

HONG KONG, China, January 12, 2012 – Seaspan Corporation (NYSE:SSW) (“Seaspan”) today announced the preliminary results of its tender offer for the purchase of up to 10,000,000 of its Class A common shares at a price of $15.00 per share, which expired at 12:00 midnight, New York City time, on Wednesday, January 11, 2012.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, a total of 21,290,859 shares of Seaspan’s Class A common shares were properly tendered and not properly withdrawn, including 1,381,415 shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, Seaspan expects to accept for purchase 11,300,000 shares of its Class A common shares at a purchase price of $15.00 per share, for an aggregate cost of approximately $169.5 million, excluding fees and expenses relating to the tender offer. The total number of shares expected to be purchased in the tender offer includes an additional 1,300,000 shares purchased pursuant to Seaspan’s right to increase the number of shares purchased by no more than 2 percent of its outstanding shares, without amending or extending the tender offer.

The 11,300,000 shares expected to be purchased in the tender offer represent approximately 16 percent of Seaspan’s currently issued and outstanding shares of common stock. Based on these preliminary numbers, Seaspan anticipates that, following settlement of the tender offer, it will have approximately 58,367,460 common shares outstanding.

Due to the oversubscription of the tender offer, Seaspan expects that the number of shares that Seaspan will purchase from each tendering shareholder will be prorated. Based on the preliminary count, Seaspan estimates that the proration factor will be approximately 53 percent, subject to the impact of “odd lot” holders whose shares will be purchased on a priority basis.

The number of shares to be purchased and the proration information are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading-day settlement period. The final number of shares to be purchased and the final proration information will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter, which Seaspan currently expects to be on or about January 19, 2012.

Citigroup is the dealer manager for the tender offer. The information agent for the tender offer is Georgeson, Inc. Stockholders who have questions may call the information agent at (866) 821-0284. Banks and brokers may call (212) 440-9800.

About Seaspan

Seaspan is a leading independent charter owner of containerships, which it charters primarily pursuant to long-term, fixed-rate time charters to major container liner companies. Seaspan’s contracted fleet of 72 containerships consists of 65 containerships in operation and seven containerships scheduled for delivery through 2014. Seaspan’s operating fleet of 65 vessels has an average age of approximately five years and an average remaining charter period of approximately seven years. All of the seven vessels to be delivered to Seaspan are already committed to fixed-rate time charters between 10 and 12 years in duration from delivery. Seaspan’s customer base consists of nine of the world’s largest liner companies, including China Shipping Container Lines (Asia) Co., Ltd., Compania Sud Americana de Vapores S.A., COSCO Container Lines Co., Ltd., Hanjin Shipping Co., Ltd., Hapag-Lloyd USA, LLC, Kawasaki Kisen Kaisha Ltd., MSC Mediterranean Shipping Company S.A., Mitsui O.S.K. Lines, Ltd., and United Arab Shipping Company (S.A.G.).

Seaspan’s common shares are listed on The New York Stock Exchange under the symbol “SSW”.

Seaspan’s Series C Preferred Shares are listed on The New York Stock Exchange under the symbol “SSW PR C”.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares of Seaspan Class A common shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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